Exhibit 99.1

Media Contact:

Charlotte Lindeman

Marketing Representative

clindeman@me.com	For Immediate Release

Cornerstone & SMartBank Announce

CHIEF EXPERIENCE & STRATEGY OFFICER

Chattanooga, Tenn. – June 15, 2015 – Cornerstone Community Bank and SmartBank are pleased to announce the addition of Stefanie Crowe as Executive Vice President, Chief Experience & Strategy Officer.

As Chief Experience & Strategy Officer, Stefanie will operate out of the Chattanooga market where she will be responsible for directing, guiding and facilitating the company’s strategic planning process and will lead efforts related to merger integration involving client experiences, corporate public relations, facilities, brand and culture. She will also amplify the bank’s efforts around innovation and will work closely with the business development teams as the bank launches several new products and client initiatives.

“We are very excited to have Stefanie on our team,” said Cornerstone Chairman, Miller Welborn. “As Cornerstone and SmartBank prepare for our merger, Stefanie will be critical in our plan to transform into Chattanooga’s most innovative and dynamic community bank. The foundation that Cornerstone has built is tremendous, and the merger with SmartFinancial positions us to take our Chattanooga growth to the next level.”

“We have a number of new initiatives planned for Chattanooga, Knoxville, Pigeon Forge and Gatlinburg, as well as the Florida Panhandle. Having Stefanie in place to lead these efforts is exciting for our entire company,” stated SmartBank President & CEO, Billy Carroll.

Ms. Crowe is a seasoned banking veteran with over 20 years’ experience. She obtained her BA from The University of Notre Dame and her MBA from University of Tennessee at Chattanooga. Her long resume includes roles in private banking, trust and wealth management, cash management, marketing, communications, investor and government relations, corporate philanthropy and strategic planning.

Ms. Crowe has served on numerous boards, including The United Way of Greater Chattanooga, Chattanooga Women’s Leadership Institute, The Women’s Fund, Chattanooga Girls Leadership Academy, Chattanooga Ballet, Partnership for Families, Children and Adults, The Fortwood Center (Helen Ross McNabb), The Houston Museum and the Southern Lit Alliance. She is a member of Chattanooga Downtown Rotary and in 2009 she was named a Chattanooga Woman of Distinction.

Ms. Crowe is a frequent presenter on topics related to wealth-building, entrepreneurship, leadership and community-building. She is Co-Founder and Chief Advisor to The Jump Fund, an angel capital fund investing in female-led start-ups.

About joining the SmartBank/Cornerstone Bank combined team, Stefanie states: “I am inspired by Miller’s and Billy’s vision for banking. To build on the Cornerstone legacy with its collection of trusted, seasoned employees and combine it with the fresh zeal of more recently launched SmartBank to me feels like the best of both worlds and I have every confidence in the coming years that this marriage will prove to be a winning combination.”

Cornerstone Bancshares, Inc. and SmartFinancial, Inc. have announced plans to merge holding companies, and plans are to complete the combination as soon as conditions to the merger have been satisfied, including shareholder and regulatory approval. The combined company is projected to have nearly $1 billion in assets and be the largest commercial bank headquartered in East Tennessee.  SmartBank is a full-service bank offering a unique balance of exceptional products and a service-focused environment.   SmartBank, with assets over $525 million as of March 31st, opened its first office in January 2007 in Pigeon Forge, TN, and now serves clients in seven locations across East Tennessee and Northwest Florida.  Cornerstone Community Bank is a full-service community bank with five locations in Hamilton County and more than $400 million in assets.  For more about SmartBank, visit www.smartbank.com or for Cornerstone Community Bank, visit www.cscbank.com.

Media: Please see attached high-resolution photos of Stefanie Crowe. More photos available upon request.